

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Mr. James A. Mehling
MLM Index Fund
405 South State Street
Newtown, PA 18940

Re: MLM Index Fund
Form 10-K for the year ended December 31, 2009
File No. 0-49767

Dear Mr. Mehling:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1. Please amend your filing to include in addition to the information provided at the trust level, series-level (1) financial statements and audit opinions, (2) business descriptions, (3) risk factor disclosure, and (4) evaluations and disclosures about the effectiveness of disclosure controls and procedures and internal controls over financial reporting. In responding to this comment, please be sure to revise your disclosure in Item 9A of your filing to clarify that the scope of evaluation and disclosure covers each series individually, as well as the trust as a whole. Additionally, please clarify that the scope of your certifications applies at the series level as well as to the trust as a whole, and that the CEO and CFO are certifying as to the trust as a whole, as well as to each series. Reference is made to the Division of Corporation Finance's Compliance and Disclosure Interpretations for Securities Act Sections, Question 104.1.

2. Please revise your Management's Discussion and Analysis of Financial Condition and Results of Operations to present disclosure on a series basis.

Note 8. Financial Highlights, page F-22

3. We note your fee disclosure on page F-20 and it appears that the ratio of expenses to average net assets for the various series and their respective classes are below expectation. For instance, the ratio for expenses to average net assets was 3.36% for class A leveraged series for the year ended December 31, 2009. Given a brokerage fee of 1.75%, a management fee of 2.8% and operating expenses of 0.35% or a total of 4.9%, it appears that the expense ratio would have been significantly higher than 3.36%. Please explain to us, and disclose in your future filings, the facts and circumstances that have led to expense ratios below expected levels given the current fee structure in place.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief